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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              THE CHILE FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168834109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                                Jeffry S. Hoffman
Laxey Partners Limited                      Swidler Berlin Shereff Friedman, LLP
Stanley House                               The Chrysler Building
7-9 Market Hill                             405 Lexington Avenue
Douglas                                     New York, NY  10174
Isle of Man IM1 2BF                         (212) 891-9260
011 44 1624 629365

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------- -----------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           O O
---------- -----------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]
---------- -----------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           Cayman Islands
-------------------- ------- -----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- -----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  405,350 shares
     Reporting       ------- -----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             405,350 shares
-------------------- ------- -----------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           405,350 shares
---------- -----------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                                                 [ ]
---------- -----------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.998%
---------- -----------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
---------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          O O
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British Virgin Islands
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  405,350 shares
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             405,350 shares
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          405,350 shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.998%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS L.P.
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          O O
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          Delaware
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  300,000 shares
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             300,000 shares
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          300,000 shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)       [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          2.2%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN, IV*
--------- -----------------------------------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          Isle of Man
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,867,050 shares
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          13.8%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------- -----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,867,050 shares
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          13.8%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          British
-------------------- ------- ----------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,867,050 shares
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,867,050 shares
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]

--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          13.8%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

This Amendment No. 2 to the Statement on Schedule 13D amends and supplements Items 4 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 30, 2001 and amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 15, 2002 (collectively, the "Schedule 13D") by The Value Catalyst Fund Limited, Laxey Investors Limited, Laxey Investors L.P. and Laxey Partners Limited with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of The Chile Fund, Inc. (the "Fund").

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to supplement the original Item 4 as follows:

On February 5, 2002, Catalyst delivered a letter to the Fund to provide notice of its intent to nominate two directors for election by the Fund's stockholders at the next annual meeting of the stockholders in accordance with Section 3.3 of the Fund's By-laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to supplement the original Item 7 as follows:

Exhibit A.     Letter dated February 5, 2002 to the Secretary of The Chile Fund,
               Inc. regarding notice of intent to nominate directors at the next annual meeting of stockholders.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  February 5, 2002

                                    THE VALUE CATALYST FUND LIMITED


                                    By: /s/ Elizabeth Tansell
                                        -----------------------------------
                                             Name:  Elizabeth Tansell
                                             Title: Director


                                    LAXEY INVESTORS LIMITED


                                    By: /s/ Andrew Pegge
                                        -----------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director


                                    LAXEY PARTNERS LIMITED


                                    By: /s/ Andrew Pegge
                                        -----------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director



                                    /s/ Colin Kingsnorth
                                    ---------------------------------------
                                    Colin Kingsnorth



                                    /s/ Andrew Pegge
                                    ---------------------------------------
                                    Andrew Pegge

                           LAXEY INVESTORS L.P.

                           By: Laxey Partners (GP) Limited, as General
                           Partner


                           By: /s/ Andrew Pegge
                               -------------------------------------------------
                                   Name:  Andrew Pegge
                                   Title: Director

                                    EXHIBIT A

                           VALUE CATALYST FUND LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com





February 5, 2002



VIA HAND DELIVERY
Michael A. Pignataro
Secretary
The Chile Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, NY  10017

RE: THE CHILE FUND, INC.: NOMINATION OF DIRECTORS

Dear Mr. Pignataro,

In accordance with the notice provisions set forth in Article 3.3(c) of the Bylaws of The Chile Fund, Inc. (the "Fund") and pursuant to Article 3.3(b) of the Bylaws of the Fund, The Value Catalyst Fund Limited, as the record holder of 500 shares of the Fund's common stock, hereby notifies you of our intent to appear in person or by proxy to nominate the following persons for election as Directors at the Fund's 2002 Annual Meeting of Stockholders.

1.       Francis Rupert Chad Lea

2.       George Alexander Skouras

Annex A hereto sets forth information concerning each such nominee that is required to be included in this notice pursuant to Article 3.3(c) of the Fund's Bylaws.

The Value Catalyst Fund Limited is a member of a group, as defined in the Investment Company Act of 1940, as amended, formed to solicit proxies from other stockholders of the Fund in support of such nominations (the "Value Group"). The Value Catalyst Fund Limited is the beneficial owner of 405,350 shares of the Fund's common stock, of which 500 shares are held in record name. As of February 4, 2002, the Value Group is the beneficial holder of 1,867,050 shares of the Fund's Common Stock. Annex B hereto sets forth information concerning the Value Group's address, telephone number, and beneficial ownership of shares of the Fund.

Although we have no reason to believe that the above-named nominees will not serve if elected, we reserve the right to substitute either of the above-named nominees, prior to the 2002 Annual

Meeting of Stockholders, with another nominee of our choosing that possesses the requisite qualifications pursuant to the Fund's Bylaws. In that event, we will provide notice to you as soon as practicable.

We reserve the right to increase the number of nominees we propose in the event that more than two (2) directors will be elected at the Fund's 2002 Annual Meeting of Stockholders.

The Value Catalyst Fund Limited has entered into Indemnification Agreements with each of the nominees indemnifying each of the nominees to the extent permitted under the laws of England with respect to their nomination.

Enclosed are copies of letters from each of the above nominees consenting to being named as a nominee in a proxy statement with respect to the election of directors at the Fund's 2002 Annual Meeting of Stockholders and to serving as a director of the Fund if elected at such meeting. The executed letters are being sent under separate cover.

The Laxey Nominees do not currently intend to seek reimbursement of the costs of solicitation for the election of directors from the Fund but may decide to do so in the future in the event that either or both of the Laxey Nominees are elected.

If any further information is required concerning any of our nominees, please do not hesitate to contact us.


Sincerely,

THE VALUE CATALYST FUND LIMITED


By:/s/ Elizabeth Tansell
   ------------------------------
Name:  Elizabeth Tansell
Title: Director

                                     ANNEX A
                               NOMINEE INFORMATION

1.       FRANCIS RUPERT CHAD LEA, AGE 44

Business Address:
         Laxey Partners (UK) Ltd., Unit 28
         Chelsea Wharf, Lots Road
         Chelsea, London SW10 0QJ
         U.K.

Residence Address:
         Duxford Mill
         Mill Lane
         Duxford
         Cambridge CB2 4PT
         United Kingdom

Principal Occupation:
         Investment management, Laxey Partners (UK) Ltd.

Beneficial Ownership or Record Ownership of The Chile Fund, Inc. by Nominee:
         None.

Other Directorships Held:
         None.

Brief Description of Arrangement or Understandings between Nominee and The Value Catalyst Fund Limited
         Employment as Director at Laxey Partners (UK) Ltd., the investment manager for The Value Catalyst Fund Limited.

         The Value Catalyst Fund Limited has entered into an Indemnification Agreement with Nominee indemnifying the Nominee to the extent permitted under the laws of England with respect to his nomination.

2.       GEORGE ALEXANDER SKOURAS, AGE 47

Business Address:
         HKC Securities, Inc.
         230 Park Avenue, 7th Floor
         New York, NY  10169

Residence Address:
         34 Skyridge Road
         Greenwich, CT 06831

Principal Occupation:
         Investment Banker, HKC Securities, Inc. (an investment company)

Beneficial Ownership or Record Ownership of The Chile Fund, Inc. by Nominee:
         None.

Other Directorships Held:
         None.

Brief Description of Arrangement or Understandings between Nominee and The Value Catalyst Fund Limited:
                  HKC Securities, Inc. has been retained by certain affiliates of The Value Catalyst Fund Limited to assist in raising capital for such funds.

                  The Value Catalyst Fund Limited has entered into an Indemnification Agreement with Nominee indemnifying Nominee to the extent permitted under the laws of England with respect to his nomination.

                                     ANNEX B
                             STOCKHOLDER INFORMATION



The name, address, telephone number and the number of shares of common stock beneficially owned by The Value Catalyst Fund Limited and its investment manager is as follows:

The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"):

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Their telephone number is (345) 949 8066. As of February 4, 2002, Catalyst is the beneficial owner of 405,350 shares of the Fund.

Laxey Partners Limited, an Isle of Man company ("Laxey"):

Laxey is the investment manager for Catalyst, subject to the overall control of the directors of Catalyst. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. Their telephone number is 01624-690-900. As of February 4, 2002, Laxey is the beneficial owner of 1,867,050 shares of the Fund.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British citizen ("Pegge"):

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 01624-69-0900, respectively. As of February 4, 2002, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 1,867,050 shares of the Fund.

February 4, 2002


Mr. Michael Pignataro
Secretary
The Chile Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, NY  10017

RE: WRITTEN CONSENT TO SERVE AS DIRECTOR OF THE CHILE FUND, INC.

Dear Mr. Pignataro,

The undersigned hereby consents to being named by Value Catalyst Fund Limited as a nominee for Director of The Chile Fund, Inc. (the "Fund") pursuant to Article
3.3 of the Fund's Bylaws and accepts such nomination. The undersigned also hereby confirms his intent to serve as Director of the Fund, if so elected at the Fund's 2002 Annual Meeting of Stockholders, for a term of three (3) years and until the election and qualification of his successor.


Sincerely,



/s/ Francis Rupert Chad Lea
------------------------------------
Name: Francis Rupert Chad Lea

February 4, 2002


Mr. Michael Pignataro
Secretary
The Chile Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, NY  10017

RE: WRITTEN CONSENT TO SERVE AS DIRECTOR OF THE CHILE FUND, INC.

Dear Mr. Pignataro,

The undersigned hereby consents to being named by Value Catalyst Fund Limited as a nominee for Director of The Chile Fund, Inc. (the "Fund") pursuant to Article
3.3 of the Fund's Bylaws and accepts such nomination. The undersigned also hereby confirms his intent to serve as Director of the Fund, if so elected at the Fund's 2002 Annual Meeting of Stockholders, for a term of three (3) years and until the election and qualification of his successor.


Sincerely,



/s/ George Alexander Skouras
---------------------------------------
Name: George Alexander Skouras